EXHIBIT 99.3

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76	Italy: TotalFinaElf becomes the operator of Tempa Rossa

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, July 31, 2002 — TotalFinaElf has recently become the operator of the Tempa Rossa oil field, located in the Basilicata region of southern Italy. The development of this field should be launched next year with first production envisaged in 2006.

Tempa Rossa will reach a production plateau of 50,000 barrels of oil per day. Oil production will be transported by pipeline to a refinery on the Italian coast at Taranto, from where it will be exported.

TotalFinaElf, which has recently purchased Eni’s 25% interest in the Gorgoglione Concession, in which the Tempa Rossa field is located, now owns a 50% share in this Concession. Its partners are Enterprise Oil Italiana (25%) and Mobil Oil Italiana (25%).

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